SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: June 10, 2003

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☑                     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                         No    ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

-	Publication of June 04, 2003 on launch of convertible bond outside the US, Canada and Japan

EPCOS launches 7 year convertible bond

NOT FOR RELEASE IN THE UNITED STATES, CANADA OR JAPAN

EPCOS is launching a convertible bond issue of approximately Euro 121-128 million today. The convertible bond has a maturity of 7 years and cannot be called for the first 5 years, callable thereafter subject to a 150 per cent trigger. The convertible bond is offered with a coupon of 2.5% to 3.0% and a conversion premium of 60% to 70%. The coupon and conversion premium will be set at final pricing, which is expected to occur today. The convertible bond will be issued by a Dutch finance subsidiary and guaranteed by EPCOS AG. It is expected to be rated BBB by S&P.

EPCOS intends to list the convertible bond on the Luxembourg stock exchange. The convertible bond will be placed with institutional investors outside the US, Canada and Japan in reliance on Regulation S and will not be rule 144A eligible. Deutsche Bank is Sole Bookrunner on the convertible bond offering.

EPCOS is issuing the convertible bond to benefit from the attractive financing opportunity available in the current convertible market given the low interest rate and high volatility environment. The proceeds of the issue will be used to refinance existing indebtedness and extend EPCOS’ debt maturity profile. The offering will allow EPCOS to increase its financial flexibility.

Supplementary information:

This announcement is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities. The distribution of this announcement and the offer and sale of securities of EPCOS AG in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions.

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the securities, or distribution of a prospectus or any other offering material relating to the securities. In particular, no sales prospectus (Verkaufsprospekt) within the meaning of the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz) of December 13, 1990, as amended, (the “German Sales Prospectus Act”) has been or will be published within the Federal Republic of Germany. Accordingly, any offer or sale of securities or any distribution of offering material within the Federal Republic of Germany may violate the provisions of the German Sales Prospectus Act.

THIS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE OFFER AND SALE OF SECURITIES OF EPCOS AG REFERRED TO IN THIS RELEASE HAVE NOT BEEN, NOR WILL THEY BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 AS AMENDED (THE “SECURITIES ACT”) AND THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. ANY PUBLIC OFFERING OF SECURITIES OF EPCOS AG TO BE MADE IN THE UNITED STATES WOULD HAVE TO BE MADE BY MEANS OF A PROSPECTUS THAT WOULD BE OBTAINABLE FROM EPCOS AG AND WOULD CONTAIN DETAILED INFORMATION ABOUT THE ISSUER OF THE SECURITIES AND ITS MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: June 10, 2003	By:	/s/ Peter Knoll

Name: Mr. Peter Knoll
Title: General Counsel EPCOS AG